Exhibit 99.1

Yingli Green Energy Signs New Long-Term Polysilicon Supply Agreement with Wacker Chemie AG

BAODING, China--(BUSINESS WIRE)--November 7, 2008--Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world's leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced it has entered into a new long-term polysilicon supply agreement with Wacker Chemie AG (“Wacker Chemie”).

Under this agreement, Wacker Chemie will supply Yingli Green Energy with polysilicon from 2010 through the end of 2017. The total amount of polysilicon supplied is expected to allow Yingli Green Energy to produce approximately 380 MW of PV modules over the life of the agreement.

“Including this newly signed agreement, we have signed five long-term supply agreements with Wacker Chemie since 2006, demonstrating the solid relationship between the two parties,” commented Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “Our business cooperation with Wacker Chemie, established in 2003, has developed over the years on the basis of the two parties’ long-term views of each other and of the PV industry. As of today, we have secured seven mid- to long-term virgin polysilicon supply agreements with several leading global polysilicon suppliers for delivery of polysilicon in 2009 and beyond. Five of these agreements will start delivery at the beginning of 2009 and are expected to allow us to produce more than 230 MW of PV modules in 2009. We believe these agreements will significantly reduce our blended polysilicon cost and improve product quality, which we believe will further strengthen our position as a high-quality PV product supplier with competitive prices.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “targets”, “projects,” “potential,” “outlook,” “continue,” “is/are likely to” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

CONTACT:
In China:
Yingli Green Energy Holding Company Limited
Qing Miao, +86-312-3100-502
Director, Investor Relations
ir@yinglisolar.com
or
Christensen
In the United States:
Linda Bergkamp, +1-480-614-3004
lbergkamp@ChristensenIR.com
or
In Hong Kong:
Chen Yuan Yuan, +852-2232-3926
ychen@ChristensenIR.com